China Education International, Inc.
48 Wall Street, Suite 73
New York, NY 10005
Phone (212) 682-6607
March 5, 2013

CORRR
Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C.

Re: China Education International, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 11, 2012
File No. 0-53247

Dear Mr. Spirgel,

On December 21st, 2012, we received a letter from your office in regarding to our company’s financial report. We are working closely with our company’s staff as well as our legal counsel in order to answer your questions properly. Everything is ready now and we would expect to file the 10Q in one or two days. And once the Q is filed, we will file this response to this letter of comments consequently.

We would now request another one week extension. We deeply appreciate your understanding in this matter.

Sincerely,

/s/ Lisa Liu
Lisa Liu
CEO
China Education International, Inc.